UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 – Exit Filing)*

WEX Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
96208T 104
(CUSIP Number)

Robert B. Knauss

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

David Leinwand

Matthew P. Salerno

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 96208T 104

1.	Names of Reporting Persons Mustang HoldCo II LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO†
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of common stock, $0.01 par value per share (“Common Stock”), of WEX Inc. (“WEX” or the “Issuer”) outstanding as of August 1, 2017, according to information set forth in WEX’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 9, 2017 (“2017Q2 10Q”).

3

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus Private Equity (Lexington) XI – A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

4

CUSIP No. 96208T 104

1.	Names of Reporting Persons WP (Lexington) Holdings II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

5

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus XI (Lexington) Partners – A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

6

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus XI (E&P) Partners - B, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO±
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person PN

± The information set forth in Item 3 of the statement on Schedule 13D previously filed by the Reporting Persons with the SEC on July 12, 2016 (the “Original Schedule 13D”) is incorporated herein by reference.

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

7

CUSIP No. 96208T 104

1.	Names of Reporting Persons WP Mustang Co-Invest LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

8

CUSIP No. 96208T 104

1.	Names of Reporting Persons WP Mustang Co-Invest-B L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO±
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person PN

± The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

9

CUSIP No. 96208T 104

1.	Names of Reporting Persons WP Mustang Co-Invest-C L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO±
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person PN

± The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

10

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus (E&P) XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO±
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person PN

± The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

11

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus (E&P) XI LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

12

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus Partners (E&P) XI LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

13

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus Partners II (US), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

14

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus & Company US, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

15

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus (Bermuda) XI, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

16

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

17

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

18

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

19

CUSIP No. 96208T 104

1.	Names of Reporting Persons Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

20

CUSIP No. 96208T 104

1.	Names of Reporting Persons Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 177,207†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 177,207†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,207†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 Less than 1%*
14.	Type Of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s 2017Q2 10Q.

21

Information in respect of each Warburg Pincus Reporting Person (as such term is defined in Amendment No. 1) is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Original Schedule 13D and Amendment No. 1 to Schedule 13D filed with the SEC on May 3, 2017 (the Amendment No. 1”) (the Original Schedule 13D and Amendment No. 1, together with Amendment No. 2, the “Schedule 13D”). The Schedule 13D relates to the shares of Common Stock of WEX, which has its principal executive office at 97 Darling Avenue, South Portland, Maine 04106. This Amendment No. 2 constitutes an “exit filing” for the Warburg Pincus Reporting Persons who, based on the transactions described below, will no longer be the beneficial owner of more than five percent of Common Stock of WEX. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

This Amendment No. 2 amends and restates Item 4 of the Schedule 13D in its entirety as follows:

The Sellers acquired 4,011,672 shares of Common Stock of WEX in partial consideration for the sale of Mustang Topco and WP Blocker in the Acquisition and, following consummation of the Acquisition, certain of the Sellers contributed their shares of Common Stock of WEX to Mustang Holdco in exchange for units of that entity. The Warburg Pincus Reporting Persons beneficially own the Common Stock of WEX as an investment. Subject to the limitations described below in this Item 4, the Warburg Pincus Reporting Persons from time to time may decide to increase or decrease their investment in WEX through transfers of shares of Common Stock of WEX or other capital stock of WEX in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and trading volume of shares of Common Stock of WEX, subsequent developments affecting WEX, WEX’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors the Warburg Pincus Reporting Persons consider relevant. Pursuant to the Purchase Agreement, James C. Neary, was also appointed to Class II of WEX’s board of directors (the “Board”) and the Compensation Committee thereof, effective as of July 5, 2016.

On February 14, 2017, Mustang Holdco was succeeded by Mustang Holdco II, which received the 3,850,810 shares of Common Stock of WEX previously held by Mustang Holdco for no additional consideration. The 4,011,672 shares of Common Stock of WEX reported in the Schedule 13D as beneficially owned by the Warburg Pincus Reporting Persons (as such term was defined therein) included 160,862 shares of Common Stock of WEX beneficially owned by third parties (the “Other Holders”). On February 14, 2017, such shares were distributed to the Other Holders for no additional consideration. Such shares are now directly held by the Other Holders, and no Warburg Pincus Reporting Person (as such term is defined in this Amendment No. 2 and in the Schedule 13D), either directly or indirectly, holds such shares as of February 14, 2017.

On May 1, 2017, Mustang Holdco II sold 1,283,603 shares of Common Stock of WEX at a price of $101.50 per share in an offering pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). As a result of such sale, the Warburg Pincus Reporting Persons beneficially owned 2,567,207 shares of Common Stock of WEX, representing approximately 5.98% of the outstanding Common Stock of WEX.

On August 14, 2017, Mustang Holdco II sold 2,390,000 shares of Common Stock of WEX at a price of $102.25 per share in an offering pursuant to Rule 144 under the Securities Act. As a result of such sale, the Warburg Pincus Reporting Persons beneficially own 177,207 shares of Common Stock of WEX, representing approximately less than 1% of the outstanding Common Stock of WEX.

22

The information set forth in Item 3 of the Schedule 13D is hereby incorporated by reference in this Item 4.

The Investor Rights Agreement

As a condition to the closing of the Acquisition, on July 1, 2016, WEX, the Sellers, WP Lexington II, WP XI Lexington-A, WP XI Lexington Partners-A, WP Co-Invest LLC, and certain other members of Mustang Holdco entered into an investor rights agreement (the “Investor Rights Agreement”). In connection with its receipt of shares of Common Stock of WEX from Mustang Holdco , Mustang Holdco II entered into a joinder to the Investor Rights Agreement on February 14, 2017, which was attached as Exhibit 99.2 to the Amendment No. 1 and is incorporated herein by reference. The Investor Rights Agreement sets forth certain agreements, including with respect to governance matters, the exercise of registration rights, transfer restrictions, standstill restrictions and certain other matters.

The following is a description of the material terms of the Investor Rights Agreement:

Board Representation. Pursuant to the Purchase Agreement and under the terms of the Investor Rights Agreement, WEX is obligated to cause one representative designated by the Sellers and certain affiliates of WP LLC to whom the Sellers have transferred their shares in accordance with the terms of the Investor Rights Agreement (“WP”), subject to certain qualifications, to be appointed to Class II of the Board (any such director designated by WP, a “WP Representative”) and as a member of the Compensation Committee or the Corporate Governance Committee, as agreed by WEX and WP in good faith. At each meeting of the stockholders of WEX at which directors of WEX are to be elected and at which the WP Representative’s term expires, the Board will nominate and recommend for election one WP Representative and will use its reasonable best efforts to cause such WP Representative to be elected as a director. Upon the vacancy of a WP Representative, the Board will appoint another WP Representative to fill such vacancy. The WP Representative will have the right to the same compensation, indemnification, advancement of expenses, insurance coverage, reimbursement and other perquisites as other directors and will have customary rights to information and notice as other directors. The WP Representative will resign and WEX’s obligations with respect to the appointment and nomination of such WP Representative will terminate when the Board, by majority vote, requests the resignation of such WP Representative and the shares of Common Stock of WEX beneficially owned by WP have had a market value of less than $200 million for 20 consecutive trading days (the “Standstill Termination Date”).

Registration Rights. The Investor Rights Agreement provides WP with certain demand registration rights, including shelf registration rights, in respect of the Common Stock of WEX held by them, subject to certain conditions. In addition, WP has piggyback rights with respect to certain registrations of Common Stock of WEX. WEX is required to pay the expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of Common Stock of WEX pursuant to the Investor Rights Agreement.

Transfer Restrictions. The Investor Rights Agreement prohibits any transfers of (x) any shares of Common Stock of WEX acquired pursuant to the Purchase Agreement and held by WP until December 28, 2016 and (y) more than one-third of such shares of Common Stock of WEX until July 1, 2017, except, in both cases, transfers (i) to certain permitted transferees, (ii) to another party pursuant to a tender offer, exchange offer, merger, consolidation or other similar transaction recommended by the Board to the stockholders of WEX or (iii) in connection with any merger, business combination or mandatory share exchange approved by the stockholders of WEX, subject to certain conditions and exceptions. Parties to the Investor Rights Agreement also agreed not to transfer any shares of Common Stock of WEX for a certain period of time in connection with certain offerings of equity securities of WEX.

Standstill Restrictions. The Investor Rights Agreement provides that, subject to certain exceptions, from July 1, 2016 until the Standstill Termination Date or earlier material breach by WEX of any of its obligations under the Investor Rights Agreement, WP and WP LLC may not (without WEX’s prior written consent) (1) acquire beneficial ownership of any shares of Common Stock of WEX if, after

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such acquisition, WP LLC, WP and certain of their respective affiliates would beneficially own, in the aggregate, a number of shares of Common Stock of WEX equal to ten percent (10%) or more of the number of outstanding shares of Common Stock of WEX; (2) make or participate, directly or indirectly, in any solicitation of proxies or otherwise seek to advise or influence any person or entity (other than a permitted transferee of WP) with respect to the voting of any voting securities of WEX; (3) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act (other than with other permitted transferees of WP) with respect to any voting securities of WEX; and (4) publicly disclose any intention, plan or arrangement that is prohibited by or inconsistent with the foregoing.

The foregoing summary of the Investor Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, attached hereto as Exhibit 2, and incorporated herein by reference. The disclosure set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

Additional Disclosure

Except as otherwise set forth herein, none of the Warburg Pincus Reporting Persons nor, to their knowledge, any person listed in Schedule I to the Amendment No. 1 or in Schedule I to the Original Schedule 13D, has any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Subject to the terms of the Investor Rights Agreement, the Warburg Pincus Reporting Persons reserve the right to formulate other plans or make proposals which relate to or would result in a transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to WEX, and take action in connection therewith, including a disposition of all or a portion of their investment in WEX. Subject to the terms of the Investor Rights Agreement, the Warburg Pincus Reporting Persons may, at any time, reconsider and change their plans or proposals relating to the foregoing with respect to WEX.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 2 amends and restates Item 5 of the Amendment No. 1 in its entirety as follows:

(a) As of August 14, 2017, Mustang Holdco II may be deemed to beneficially own 177,207 shares of Common Stock of WEX. Such number represents approximately less than 1% of the outstanding shares of Common Stock of WEX (based on 42,904,381 shares of Common Stock of WEX outstanding as of August 1, 2017, according to information set forth in WEX’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, filed with the U.S. Securities and Exchange Commission on August 9, 2017).

Due to their respective relationships with Mustang Holdco II and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 177,207 shares of Common Stock of WEX. Each of the Mustang Holdco II Members, WP E&P XI GP, WP E&P XI LLC, WPP E&P XI, WPP II US, WP & Company US, WP Bermuda XI, WPP II Cayman, WP Bermuda GP, WP LLC, Messrs. Charles R. Kaye and Joseph P. Landy, and the individuals listed on Schedule I to the Amendment No. 1 and on Schedule I to the Original Schedule 13D disclaims beneficial ownership of the shares of Common Stock of WEX in which Mustang Holdco II has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock of WEX in which Mustang Holdco II has beneficial ownership.

(b) See Item 5(a) above.

(c) Except as set forth in Item 4 hereof, none of the Warburg Pincus Reporting Persons nor, to the best knowledge of the Warburg Pincus Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock of WEX during the past 60 days.

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(d) Not applicable.

(e) August 14, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 2 amends and restates Item 6 of the Amendment No. 1 in its entirety as follows:

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement on May 3, 2017, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached as Exhibit 99.1 to the Amendment No. 1 and is incorporated herein by reference.

Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of WEX.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Unit Purchase Agreement, dated October 18, 2015, by and among WEX Inc., Mustang HoldCo 1 LLC, Warburg Pincus Private Equity (E&P) XI - B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus XI (E&P) Partners-B, L.P., Warburg Pincus (E&P) XI, L.P., WP Mustang Topco LLC and Warburg Pincus Private Equity XI (Lexington), LLC (incorporated by reference to Exhibit 2.1 to WEX’s Current Report on Form 8-K, filed with the SEC on October 19, 2015, File No. 001-32426).
2.	Investor Rights Agreement, dated as of July 1, 2016, by and among Warburg Pincus Private Equity (E&P) XI – B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus XI (E&P) Partners – B, L.P., Warburg Pincus (E&P) XI, L.P., Mustang HoldCo 1 LLC, WP (Lexington) Holdings II, L.P., Warburg Pincus Private Equity (Lexington) XI – A, L.P., Warburg Pincus XI (Lexington) Partners – A, L.P., WP Mustang Co-Invest LLC, the investors listed on Schedule A thereto, and WEX Inc. (incorporated by reference to Exhibit 10.1 to WEX’s Current Report on Form 8-K, filed with the SEC on July 1, 2016, File No. 001-32426).
99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of May 3, 2017, by and among Mustang HoldCo II LLC, Warburg Pincus Private Equity (Lexington) XI – A, L.P., WP (Lexington) Holdings II, L.P., Warburg Pincus XI (Lexington) Partners – A, L.P., Warburg Pincus XI (E&P) Partners – B, L.P., WP Mustang Co-Invest LLC, WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus (E&P) XI, L.P., Warburg Pincus (E&P) XI LLC, Warburg Pincus Partners (E&P) XI LLC, Warburg Pincus Partners II (US), L.P., Warburg Pincus & Company US, LLC, Warburg Pincus (Bermuda) XI, Ltd., Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy (incorporated by reference to Exhibit 99.1 to Schedule 13D/A, filed with the SEC on May 3, 2017, File No. 005-80578).
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99.2	Joinder Agreement to the Investor Rights Agreement, dated as of February 14, 2017, by and between Mustang HoldCo II LLC and WEX Inc. (incorporated by reference to Exhibit 99.2 to Schedule 13D/A, filed with the SEC on May 3, 2017, File No. 005-80578).
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	August 15, 2017

MUSTANG HOLDCO II LLC

By: /s/ James C. Neary

Name: James C. Neary

Title: President

Warburg Pincus Private Equity (Lexington) XI – A, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

WP (Lexington) Holdings II, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus Xi (Lexington) Partners – A, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus XI (E&P) Partners – B, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

WP Mustang Co-Invest LLC

By: Warburg Pincus (E&P) XI, L.P., its managing member

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

WP Mustang Co-Invest-B L.P.

By: Warburg Pincus (Bermuda) XI, Ltd., its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

WP Mustang Co-Invest-C L.P.

By: Warburg Pincus (Bermuda) XI, Ltd., its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

WARBURG PINCUS (E&P) XI, L.P.

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus (E&P) XI LLC

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

WARBURG PINCUS PARTNERS (E&P) XI LLC

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus Partners II (US), L.P.

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus & Company US, LLC

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Attorney-in-Fact*

Warburg Pincus (Bermuda) XI, Ltd.

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

Warburg Pincus Partners II (Cayman), L.P.

By: Warburg Pincus (Bermuda) Private Equity GP

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

* The Power of Attorney given by Warburg Pincus & Company US, LLC was filed as Exhibit 99.2 to the Original Schedule 13D.

warburg pincus (bermuda) Private Equity GP LTD.

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

Warburg Pincus LLC

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Attorney-in-Fact**

CHARLES R. KAYE

By: /s/ Charles R. Kaye

Name: Charles R. Kaye

By: Robert B. Knauss, Attorney-in-Fact***

JOSEPH P. LANDY

By: /s/ Joseph P. Landy

Name: Joseph P. Landy

By: Robert B. Knauss, Attorney-in-Fact***

** The Power of Attorney given by Warburg Pincus LLC was filed as Exhibit 99.3 to the Original Schedule 13D.

*** The Powers of Attorney given by each of Mr. Kaye and Mr. Landy were filed as Exhibit 99.2 and 99.3 to the Original Schedule 13D.

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits
1.	Unit Purchase Agreement, dated October 18, 2015, by and among WEX Inc., Mustang HoldCo 1 LLC, Warburg Pincus Private Equity (E&P) XI - B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus XI (E&P) Partners-B, L.P., Warburg Pincus (E&P) XI, L.P., WP Mustang Topco LLC and Warburg Pincus Private Equity XI (Lexington), LLC (incorporated by reference to Exhibit 2.1 to WEX’s Current Report on Form 8-K, filed with the SEC on October 19, 2015, File No. 001-32426).
2.	Investor Rights Agreement, dated as of July 1, 2016, by and among Warburg Pincus Private Equity (E&P) XI – B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus XI (E&P) Partners – B, L.P., Warburg Pincus (E&P) XI, L.P., Mustang HoldCo 1 LLC, WP (Lexington) Holdings II, L.P., Warburg Pincus Private Equity (Lexington) XI – A, L.P., Warburg Pincus XI (Lexington) Partners – A, L.P., WP Mustang Co-Invest LLC, the investors listed on Schedule A thereto, and WEX Inc. (incorporated by reference to Exhibit 10.1 to WEX’s Current Report on Form 8-K, filed with the SEC on July 1, 2016, File No. 001-32426).
99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of May 3, 2017, by and among Mustang HoldCo II LLC, Warburg Pincus Private Equity (Lexington) XI – A, L.P., WP (Lexington) Holdings II, L.P., Warburg Pincus XI (Lexington) Partners – A, L.P., Warburg Pincus XI (E&P) Partners – B, L.P., WP Mustang Co-Invest LLC, WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus (E&P) XI, L.P., Warburg Pincus (E&P) XI LLC, Warburg Pincus Partners (E&P) XI LLC, Warburg Pincus Partners II (US), L.P., Warburg Pincus & Company US, LLC, Warburg Pincus (Bermuda) XI, Ltd., Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy (incorporated by reference to Exhibit 99.1 to Schedule 13D/A, filed with the SEC on May 3, 2017, File No. 005-80578).
99.2	Joinder Agreement to the Investor Rights Agreement, dated as of February 14, 2017, by and between Mustang HoldCo II LLC and WEX Inc. (incorporated by reference to Exhibit 99.2 to Schedule 13D/A, filed with the SEC on May 3, 2017, File No. 005-80578).